Westgate
London
W5 1UA

t +44 208 967 1511
f +44 208 967 1446
maria.khan@tns-global.com

Maria Khan
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Financ
450 Fifth Street N.W
Washington DC 20549
United States

SUPPL

~~12G32BR~~

11 June 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. RNS Announcement – Director's Share Sale (Tony Cowling) – 11 June 2004

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Yours faithfully

Maria Khan

Encls.

dw 6/17

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ncement Details

pany	Headline	Embargo	Last Update	Add Dist	Replaces
Nelson Sofres PLC	Director Shareholding		13:34 11 Jun 04		

nnouncement Text

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mmediate release **11 June 2004**

Taylor Nelson Sofres plc
Director's share sale

or Nelson Sofres plc (TNS) has been advised that the Chairman, Tony Cowling,
erday sold 300,000 ordinary shares of 5p each in the company, for 208p per share.

e shares come from beneficial and non-beneficial holdings and represent 0.001 per cent of the company's
ed share capital.

disposal forms part of Mr Cowling's ongoing phased programme of share sales, aimed at decreasing over
his holding in the company.

combined remaining beneficial and non-beneficial holding in the company is 1,953,150 shares,
esenting 0.004 per cent of the company's issued share capital.

urther information, please contact:

Parks, Head of Investor Relations	+44 (0)20 8967 1584
aret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

l to: janis.parks@tns-global.com

to editors

t TNS

is one of the world's leading market information groups. We provide market measurement, analysis and
t through our global network of operating companies in 70 countries. Working with national and multi-
al organisations, we help our clients to develop effective business strategies and enhance relationships
their customers. In July 2003, the group completed the acquisition of NFO WorldGroup, Inc. Further
nation on TNS can be found on www.tns-global.com.

nmediate release **11 June 2004**

Taylor Nelson Sofres plc
Director's share purchase

r Nelson Sofres plc (TNS) has been advised that Sharon Studer, non-executive director, today purchased) ordinary shares of 5p each in the company, for 208.5p per share. These shares represent 0.00001 per of the company's issued share capital.

on Studer's holding in the company is 5,000 shares, representing 0.00001 per cent of the company's d share capital.

urther information, please contact:

Parks, Head of Investor Relations	+44 (0)20 8967 1584
aret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

l to: janis.parks@tns-global.com

to editors
t TNS
is one of the world's leading market information groups. We provide market measurement, analysis and t through our global network of operating companies in 70 countries. Working with national and multi-nal organisations, we help our clients to develop effective business strategies and enhance relationships heir customers. In July 2003, the group completed the acquisition of NFO WorldGroup, Inc. Further nation on TNS can be found on www.tns-global.com.

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